UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number 001-38209

DESPEGAR.COM, CORP.
(Exact name of registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Despegar.com-  1st ANNUAL GENERAL MEETING OF SHAREHOLDERS

On November 29, 2018, Despegar.com, Corp. held its first annual general meeting of shareholders in Buenos Aires, Argentina.  Shareholders accounting for 52,322,245 of the Company´s shares, which represented 76.38% of the Company´s outstanding shares, were present in person or by proxy, representing a quorum.  At the meeting, Michael James Doyle II and Adam Jay were re-elected as Class I Directors, holding office for a three-year term until the conclusion of the Company´s annual meeting in the calendar year 2021.   Mr. Doyle received 47,615,637 “for” votes, 4,560,423 “against” votes and 146,185 abstentions.  Mr. Jay received 47,566,791 “for” votes, 4,452,538 “against” votes and 302,916 abstentions.  Both Messrs. Doyle and Jay were re-elected by over 90% of the shares voted.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ Juan Pablo Alvarado
Name: Juan Pablo Alvarado
Title: General Counsel - Secretary

Date: November 30, 2018